Exhibit 12.1
Regeneron Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(Dollars in thousands)

						Three months
						ended
	Years ended December 31,					March 31,
	2003	2004	2005	2006	2007	2008
Earnings:
Income (loss) from continuing operations before income (loss) from equity investee	$(107,395)	$41,565	$(95,456)	$(103,150)	$(105,600)	$(11,618)
Fixed charges	14,108	14,060	13,687	13,643	13,708	3,434
Amortization of capitalized interest	33	78	78	73	23	5
Interest capitalized	(276)	—	—	—	—	—

Adjusted earnings	$(93,530)	$55,703	$(81,691)	$(89,434)	$(91,869)	$(8,179)

Fixed charges:
Interest expense	$11,932	$12,175	$12,046	$12,043	$12,043	$3,011
Interest capitalized	276	—	—	—	—	—
Assumed interest component of rental charges	1,900	1,885	1,641	1,600	1,665	423

Total fixed charges	$14,108	$14,060	$13,687	$13,643	$13,708	$3,434

Ratio of earnings to fixed charges	(A )	3.96	(A )	(A )	(A )	(A )

(A)	Due to the registrant’s losses for the years ended December 31, 2003, 2005, 2006, and 2007, and for the three months ended March 31, 2008, the ratio coverage was less than 1:1. To achieve a coverage ratio of 1:1, the registrant must generate additional earnings of the amounts shown in the table below.

					Three months
					ended
	Years ended December 31,				March 31,
	2003	2005	2006	2007	2008
Coverage deficiency	$107,638	$95,378	$103,077	$105,577	$11,613